February 9, 2023 VIA EDGAR	Kevin J. Roggow Direct Phone 212-908-1294 Direct Fax 646-461-2045 kroggow@cozen.com

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Jennie Beysolow Lilyanna Peyser

Re:	Acreage Holdings, Inc. Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A Filed January 17, 2023 File No. 000-56021

Dear Ms. Beysolow:

We are in receipt of the comments of the staff (the “Staff”) of the Division of Corporation Finance (the “Division”) of the U.S. Securities and Exchange Commission (the “SEC”) set forth in its letter, dated February 3, 2023, with respect to the above-referenced Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”). We are responding to the Staff’s comments on behalf of Acreage Holdings, Inc. (“Acreage”) as set forth below.

Simultaneously with the submission of this letter, Acreage is publicly filing via EDGAR an Amendment No. 2 to the Preliminary Proxy Statement (“Amendment No. 2”) responding to the Staff’s comments and updating the Preliminary Proxy Statement.

For the Staff’s convenience, the text of the Staff’s comments are set forth below in italics, followed by Acreage’s responses. All terms used but not defined herein have the meanings assigned to such terms in Amendment No. 2.

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A filed on January 17, 2023

The Floating Share Arrangement

Canaccord Genuity Fairness Opinion, page 59

1.	We note your response to comment 2 and reissue in part. Please revise your disclosure in the "Eight Capital Fairness Opinion" and "Cannacord Genuity Fairness Opinion" sections to quantify the various financial projections used by the advisers to prepare their fairness opinions. For example, it does not appear that you have disclosed Acreage's "projected cash flows" (operating and free), Acreage's "estimated revenue and EBITDA for 2022 and 2023," "estimates for Canopy's 2022 and 2023 revenue," "other [estimated] financial metrics" of Acreage, "estimated financial information for Acreage" (several instances), "Acreage’s estimated Adjusted EBITDA margins and estimated growth rates in respect of revenue and Adjusted EBITDA," estimated "discount rates and terminal values," and estimated Capex Adjusted EBITDA/Capex Adjusted TEV.

Response: Acreage acknowledges the Staff’s comment and respectfully submits that, as a matter of course, Acreage does not publicly disclose forecasts or projections as to future performance, earnings or other results. In connection with the evaluation of the Floating Share Arrangement, Acreage’s management prepared and provided forecasts of certain financial information to Eight Capital and Canaccord Genuity in connection with the rendering of their respective fairness opinions. Acreage has revised the disclosure on pages 56 through 66 of Amendment No. 2 to include such financial information solely to give Floating Shareholders access to the information that was made available to Eight Capital and Canaccord Genuity, and is not included in Amendment No. 2 to influence any Floating Shareholder to vote their shares in favor of the Arrangement Resolution.

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If you have any questions concerning Amendment No. 2 or require any additional information, please do not hesitate to contact Kevin J. Roggow by telephone at (212) 908-1294 or via e-mail at kroggow@cozen.com or Joseph Bedwick by telephone at (215) 665-4753 or via e-mail at jbedwick@cozen.com.

Sincerely,

/s/ Kevin J. Roggow

KJR

cc:	Steve Goertz, Chief Financial Officer, Acreage Holdings, Inc.
Corey Sheahan, General Counsel, Acreage Holdings, Inc.
Joseph Bedwick, Cozen O’Connor, P.C.
Robert Fonn, DLA Piper (Canada) LLP
Russel Drew, DLA Piper (Canada) LLP